

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Roger Bloss
Chief Executive Officer
MJ Holdings, Inc.
2580 S. Sorrel Street
Las Vegas, NV 89146

>   **Re: MJ Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 16, 2021**
>   **File No. 333-259588**

Dear Mr. Bloss:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacey Peikin at 202-551-6223 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Trade & Services